EXHIBIT 5.1
                                                      -----------

                       December 31, 1996


Cadiz Land Company, Inc.
10535 Foothill Blvd.
Suite 150
Rancho Cucamonga, CA 91730

Re:  Registration Statement on Form S-1 (the "Registration Statement")

Ladies and Gentlemen:

Our opinion has been requested in connection with the Registration Statement filed by Cadiz Land Company, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission relating to the offer and sale by certain security holders of the Company named therein (the "Selling Security Holders") of a total of 8,384,555 shares (the "Shares") of Common Stock of the Company, consisting of 393,000 Placement Shares, 7,368,262 Conversion Shares, 383,293 Dividend Shares and 240,000 Warrant Shares, and 240,000 Warrants (as such terms are defined in the Registration Statement).

We have examined such corporate records and other documents and have made such examinations of law as we have deemed relevant.
Based on and subject to the above, it is our opinion that the Placement Shares, 53,332 of the Conversion Shares, and 17,549 of the Dividend Shares are duly authorized, legally issued, fully paid and non-assessable, and that the Warrants, the Warrant Shares and the balance of the Conversion Shares and Dividend Shares, when issued as contemplated under the terms of the agreements and instruments governing their issuance, will be duly authorized, legally issued, fully paid and non-assessable.

We hereby consent to the use of this opinion as an Exhibit to the Registration Statement.

We are delivering this opinion to the Company, and no person other than the Company may rely upon it.

Very truly yours,


/S/  Miller & Holguin
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    MILLER & HOLGUIN